SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

(RULE 14d-100)

Electronic Arts Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ruth A. Kennedy

Executive Vice President, General Counsel and Secretary

209 Redwood Shores Parkway

Redwood City, CA 94065

(650) 628-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$1,061,223.50	$85.85

(1)	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 2,122,447 options to purchase shares of Series B common stock at the purchase price of $0.50 per share.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not Applicable.

Form or Registration No.:    Not Applicable.

Filing Party:                           Not Applicable.

Date Filed:                             Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) to issuer tender offer statement on Schedule TO is filed by Electronic Arts Inc., a Delaware corporation (“Electronic Arts Inc.”), in connection with its offer to purchase 2,122,447 options to purchase shares of its Class B common stock, par value $0.01 per share, at a price per share of $0.50. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 2003 (the “Offer to Purchase”), which, as may be amended or supplemented from time to time, constitutes the offer. This Amendment amends and supplements the issue tender offer statement on Schedule TO originally filed by Electronic Arts Inc. on March 14, 2003, as amended and supplemented by Amendment No. 1 to issuer tender offer statement on Schedule TO filed by Electronic Arts Inc. on March 28, 2003 (the “Schedule TO”), as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 4.    Terms of the Transaction.

(i)  Item 4 of the Schedule TO and Section 5 of the Offer to Purchase (“Acceptance of Class B Options and Payment of the Purchase Price”) are hereby amended and supplemented to replace the following sentences “This Offer to Purchase is open only to any holder of outstanding Class B options as of March 14, 2003, which includes only employees of Electronic Arts, those employees who are on an approved leave of absence from his or her employment relationship and former employees holding Class B options that have not expired. Consequently unless you are an employee, on a leave of absence or a former employee whose options have not expired as of March 14, 2003, you are not eligible to participate,” at the end of Section 5 on page 6 of the Offer to Purchase with the following sentence:

“The Repurchase Program is open to all holders of outstanding Class B options as of March 14, 2003 (the commencement of the Repurchase Program), which consists of employees of Electronic Arts holding Class B options, those employees holding Class B options who are on an approved leave of absence from his or her employment relationship and any former employee holding Class B options that have not expired.”

(ii)  Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Repurchase Program”) are hereby amended and supplemented to add the following sentence on page 7 of the Offer to Purchase immediately following the subparagraph reading “there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Repurchase Program, the cancellation of some or all of the Class B options tendered pursuant to the Repurchase Program, the payment of the purchase price for the Class B options, or otherwise relates in any manner to the Repurchase Program or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Electronic Arts or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Repurchase Program to us,”:

“For a description of the contemplated benefits of the Repurchase Program to us, please see Section 2 “Purpose of the Repurchase Program.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC. /s/ RUTH A. KENNEDY Ruth A. Kennedy Executive Vice President, General Counsel and Secretary April 2, 2003